SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AKOUSTIS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00973N 10 2

(CUSIP Number)

Jeffrey B. Shealy

Akoustis Technologies, Inc.

9805 Northcross Center Ct., Suite A

Huntersville, North Carolina 28078

(704) 997-5735

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00973N 10 2	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Jeffrey B. Shealy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,452,739(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,452,739(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,739(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 5,000 shares issuable upon the vesting of restricted stock units that vest within 60 days of the date hereof and (ii) 65,000 shares issuable upon the exercise of options held directly that are presently exercisable or become exercisable within 60 days of the date hereof.

(2)	Calculated based on the 38,257,934 shares of the Issuer’s common stock, $0.001 par value (“Common Stock”), outstanding as of September 3, 2020, as disclosed in the Issuer’s definitive proxy statement filed with the SEC on September 18, 2020.

EXPLANATORY NOTE

This Amendment No. 1 on Schedule 13D (this “Amendment”) amends and supplements the Schedule 13G filed by Jeffrey B. Shealy with the Securities and Exchange Commission (the “SEC”) on February 13, 2018 (the “Schedule 13G”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Akoustis Technologies, Inc., a Delaware corporation (the “Issuer”).

This Amendment represents the final amendment to the Schedule 13G and constitutes an exit filing for Dr. Shealy, as Dr. Shealy no longer beneficially owns more than five percent of the Common Stock.

Item 1. Security and Issuer.

This Schedule 13D is filed with respect to the Issuer’s Common Stock. The Issuer’s principal executive offices are located at 9805 Northcross Center Court, Suite A, Huntersville, North Carolina 28078.

Item 2. Identity and Background.

(a) This statement is being filed by Jeffrey B. Shealy (the “Reporting Person”).

(b) This business address of the Reporting Person is:

c/o Akoustis Technologies, Inc.

9805 Northcross Center Court, Suite A

Huntersville, North Carolina 28078

(c) The present principal occupation of the Reporting Person is Chief Executive Officer of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 3,176,004 shares of Common Stock pursuant to an Agreement and Plan of Merger and Reorganization, dated as of May 22, 2015 (the “Merger Agreement”), pursuant to which the Reporting Person’s shares of common stock and preferred stock of Akoustis, Inc. (“Predecessor Stock”) were converted into shares of Common Stock. The Reporting Person acquired shares of Predecessor Stock in private placements using personal funds. Other shares of Common Stock of the Reporting Person were acquired pursuant to equity awards granted to the Reporting Person in his capacity as the Issuer’s Chief Executive Officer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2015, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of the Transaction.

The disclosure under Item 3 is incorporated in this Item 4 by reference.

Pursuant to a settlement agreement (the “Settlement Agreement”) entered into in connection with a divorce granted by the District Court of Mecklenburg County, North Carolina on September 22, 2020 (the “Divorce Judgment Date”), the Reporting Person agreed to distribute 1,344,323 shares of Common Stock to his ex-spouse.

Item 5. Interest in Securities of the Issuer.

Percentages are calculated based on 38,257,934 shares of Common Stock outstanding as of September 3, 2020, as disclosed in the Issuer’s definitive proxy statement filed with the SEC on September 18, 2020.

(a) and (b) Amount and Nature of Beneficial Ownership Reported.

As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 1,452,739 shares of Common Stock, with respect to which the Reporting Person holds sole voting and dispositive power, consisting of 1,382,739 shares of Common Stock, 5,000 shares of Common Stock issuable upon the vesting of restricted stock units that vest within 60 days of the date of this Amendment, and 65,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable or become exercisable within 60 days of the date of this Amendment, which represents approximately 3.8% of the shares of Common Stock.

(c) Recent Transactions.

The disclosure under Item 4 regarding the Settlement Agreement is incorporated in this Item 5(c) by reference. Additionally, during the 60 days prior to the date of this Amendment, (i) the Issuer granted the Reporting Person 50,000 restricted stock units and stock options exercisable for 50,000 shares of Common Stock as compensation for the Reporting Person’s service as the Issuer’s Chief Executive Officer, as reported in the Form 4 filed by the Reporting Person with the SEC on August 28, 2020, and (ii) the Reporting Person sold an aggregate of 100,000 shares of Common Stock pursuant to a Rule 10b5-1 trading plan, as reported in the Form 4 filed by the Reporting Person with the SEC on October 2, 2020.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

Not applicable.

(e) Ownership of Five Percent or Less of Class.

On the Divorce Judgment Date, due to the transactions agreed upon in the Settlement Agreement, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 - 5 of this Amendment is hereby incorporated by reference in this Item 6.

The Reporting Person is subject to certain restricted stock unit (“RSU”) and stock option (“Option”) award agreements under the Issuer’s equity compensation plan, pursuant to which equity awards were granted. The above summary is qualified by reference to the full text of the RSU and Option award agreements, forms of which are filed as Exhibits 4.7 and 4.12, respectively, to the Issuer’s Registration Statement on Form S-8 filed with the SEC on December 20, 2019, and the terms of such RSU and Option awards as reported on Forms 4 filed by the Reporting Person with the SEC, which are incorporated herein by reference.

In connection with certain equity offerings of the Issuer, the Reporting Person entered into lock-up agreements, pursuant to which he agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him. All such lock-up agreements will have expired as of the date of this Amendment.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2020

By:	/s/ Jeffrey B. Shealy
Jeffrey B. Shealy

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